SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No   ☒

Announcement  |  Lisbon  |  16 April 2010

Portugal Telecom’s Annual General Meeting of Shareholders

Portugal Telecom, SGPS SA announces that the Annual General Meeting of Shareholders held this afternoon has approved the following proposals under the items on the agenda:

• Approval of the management reports, balance sheets and accounts, individual and consolidated, for the 2009 financial year.

• Application of the 2009 net income of Euro 529,778,473.00, as follows:

•                  Payment to the shareholders of a dividend in the overall amount of Euro 515,494,687.50, corresponding to Euro 0.575 per share calculated on the basis of a unit amount per share issued. The dividend shall be paid on 14 May 2010 (ex-dividend date: 11 May 2010);

•                  Transfer of the remainder amount to the retained earnings account.

• General appraisal of the Company’s management and supervisory bodies, and of each of their members, as well as a special appraisal to the Chairman of the Board of Directors and to the Chief Executive Officer for the way in which the Company was led throughout the 2009 financial year.

• Approval of the acquisition and disposal of own shares.

• Approval, pursuant to paragraph 4 of article 8 of the Articles of Association, of the parameters applicable in the event of any issuance of bonds convertible into shares that may be resolved upon by the Board of Directors.

• Suppression of the pre-emptive right of shareholders in the subscription of any issuance of convertible bonds as referred to above as may be resolved upon by the Board of Directors.

• Approval of the issuance of bonds and other securities, of whatever nature, by the Board of Directors, including the determination of a maximum annual amount of Euro 3,000,000,000.00 in accordance with paragraph 3 of article 8 and paragraph 1, e) of article 15 of the Articles of Association.

• Approval of the acquisition and disposal of own bonds and other own securities.

• Creation of an ad hoc commission to determine the remuneration of the members of the Compensation Committee. The members of such ad hoc commission will not be remunerated.

• Approval of the statement of the Compensation Committee on the remuneration policy of the members of the Company’s management and supervisory bodies.

Portugal Telecom, SGPS SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.